

December 23, 2010

Andrew Brodkey
President and Chief Executive Officer
Pan American Lithium Corp.
c/o Clark Wilson LLP
800-885 West Georgia Street
Vancouver, BC V6C 3H1

> **Re:** **Pan American Lithium Corp.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **File No. 333-167277**
> **Filed December 1, 2010**

Dear Mr. Brodkey:

We have reviewed your registration statement and responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1

Option to Acquire Escondidas – Mexico, page 31

1.   We note the extension of the Option Agreement. Please file as an exhibit the extended agreement.

Selected Financial Information, page 33

2.   We note your response to prior comment nine and see that you provided selected financial data and the reconciliations of the data to U.S. GAAP for the six month period ended August 31, 2010. Please also provide comparative data for the six month period ended August 31, 2009 to comply with Item 3.A of Form 20-F.

Summary of Quarterly Results, page 36

3.   We note your disclosure that during the three months ended August 31, 2010, expenses were incurred as you "continued to focus on increased development of [y]our mineral properties…." Please include disclosure regarding the actions taken and the expense incurred by the company in developing its mineral properties outside your fund raising efforts.

Selling Stockholder, page 47

4.   Revise the line for Michael Murphy to reflect the total shares over which he has voting or investment power. We note that he also have voting power over the shares held by NTC and Co FBO Michael Murphy. Also, clarify whether Mike Murphy and Michael Murphy are the same person.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam at (202) 551-3476, or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Cam McTavish
        (604) 687-6314